SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                                    FORM U-57

                 NOTIFICATION OF FOREIGN UTILITY COMPANY STATUS
                        Filed Under Section 33(a) of the
             Public Utility Holding Company Act of 1935, as amended

                            Khulna Power Company Ltd.
                        Summit Centre, 7th and 8th Floors
                               18 Karwan Bazar CIA
                           Dhaka - - 1215, Bangladesh
                        (Name of Foreign Utility Company)


ITEM 1

     Foreign utility status is claimed by Khulna Power Company Ltd. ("Khulna") which has a business address of Summit Centre, 7th & 8th Floors, 18 Karwan Bazar CIA, Dhaka - - 1215, Bangladesh. Khulna owns a 110 MW fuel oil fired barge mounted power plant under construction in Khulna, Bangladesh ("Project"). The Project will include 19 Wartsila 18V32LN engines with a net capacity of 110 MW mounted on two barges. The Project will include two fuel storage tanks, and a single circuit transmission line which will connect the Project to a substation of the Bangladesh Power Development Board ("BPDB") so as to effect sales of electric energy at wholesale to BPDB.

     Khulna is a private company limited by shares which is incorporated under the laws of Bangladesh. The Shareholders of Khulna are: Coastal Power Khulna Ltd. (73.9%); Wartsila NSD Power Development (Asia) Ltd. (6.1%); Summit Industrial & Mercantile (Private) Limited (10%); and United Enterprises & Company Limited (10%).




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ITEM 2

     Khulna has no domestic associated public-utility company.

ITEM 3

     Communications in connection with this Form U-57 should be addressed to:

     J. Gordon Pennington                          Carl E. Wasmuth, Jr.
     The Coastal Corporation                       The Coastal Corporation
     Suite 300, 2000 "M" Street NW                 Nine Greenway Plaza
     Washington, DC 20036                          Houston, TX 77046-0995
     (202) 331-4615

     The undersigned company has duly caused this statement to be signed on its behalf and by the undersigned thereunto duly authorized.

DATED: October 12, 1998

                                            By: /S/ ARUN SEN
                                                    Arun Sen
                                                    Managing Director
                                                    Khulna Power Company Ltd.